SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 19, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ) - 43.776.517/0001 -80
CORPORATE REGISTRY ID (CNPJ) - 35.3000.1683 -1
SUBSCRIBED AND FULLY PAID IN CAPITAL - R$6,203,688,565.23

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON OCTOBER 29, 2009

DATE, TIME AND PLACE: On October 29, 2009, at 3:00 P.M., at the headquarters, located at Rua Costa Carvalho, no 300, in the City and State of São Paulo. CALL NOTICE: Call notice was published in the newspaper “Folha de São Paulo” on September 29 and 30 and October 1, 2009, and in the Official Gazette of the State of São Paulo on September 30 and on October 1 and 2, 2009. ATTENDANCE: Shareholders representing more than two thirds of the capital stock, as per signatures in the Shareholders' Attendance Book. PRESIDING BOARD: Chairman: Humberto Rodrigues da Silva, Secretary: Marli Soares da Costa. AGENDA: I) To elect a member of the Board of Directors. II) To authorize and establish the conditions of three (3) private issues of simple secured debentures non-convertible into shares for subscription by the Brazilian Development Bank (“BNDES”) and by BNDES Participações S.A. - BNDESPar, in the total amount of eight hundred twenty-six million, one hundred ten thousand reais (R$826,110,000.00), divided by three issues of two hundred seventy-five million, three hundred seventy thousand reais (R$275,370,000.00) . The Company shall issue up to three hundred (300) debentures at the unit nominal amount of two million, seven hundred fifty-three thousand, seven hundred reais (R$2,753,700.00); III) To determine the conditions applicable to the first of the three (3) Issues of Debentures pursuant to item (II) above; IV) To empower the Board of Directors to resolve on the determination and possible changes in the conditions referred to in items VI through VIII of Article 59 of Law 6,404/76, regarding the three (3) Issues of Debentures, as per item (II) above, as well as on the occasion for the Issues; V) To authorize the Company to practice all and any acts, with due regard for legal and statutory provisions, related to the three (3) Issues of Debentures, particularly to the execution of the “Commitment Agreement for Subscription of Simple Debentures in Private Issues”, the “Agreement for Fiduciary Assignment of Credit Rights and Other Covenants” and the “Issue Indentures”.

CLARIFICATIONS: 1) The matters were duly analyzed by the Council for Protection of the State’s Capital (CODEC) through Report no. 171/2009 of October 29, 2009, referring to Proceeding S.F. no. 12091-655669/2009, which supported the vote of the shareholder São Paulo State Finance Office’s representative. 2) The minutes were drawn in summary format as permitted by paragraph 1 of Article 130 of Law 6404/76 as amended. RESOLUTIONS: The Chairman of the Board presented item “I” of the Agenda, “To Elect a member of the Board of Directors”, for discussion. The State Attorney Olavo José Justo Pezzoti, based on the aforementioned CODEC Report no. 171/2009, moved to elect Mr. HERALDO GILBERTO DE OLIVEIRA for member of the Board of Directors. The Chairman presented the State Attorney’s motion for discussion and afterwards for voting and, after the contrary votes and respective abstentions had been recorded, the shareholders approved by majority vote the election of Mr. Heraldo Gilberto de Oliveira, a Brazilian citizen, married, business administrator with a Master's degree in accounting, Identity Card (RG) 37.402.930 -1 SSP/SP, Individual Taxpayer’s ID (CPF) 454.094.479 -72, domiciled in the City and State of São Paulo at Rua Maestro Cardim nº 1170, 12º andar, Bela Vista, as Independent Member of the Board of Directors, pursuant to item 4.3.3 of Section IV of the Novo Mercado Listing Rules for the time remaining in the Board’s term of office, which expires on April 29, 2010. The investiture of Mr. Oliveira as Member of the Board of Directors shall respect the requirements and procedures provided for in the Brazilian Corporate Law and other statutory provisions, including the ones that provide for the delivery of the statement of assets, as well as the signing of the statement denying the existence of legal impediments, the Statement of Consent to the Listing Rules of Novo Mercado (BOVESPA), and others required by the applicable legislation. The Member of the Board of Directors elected herein shall exercise his duties pursuant to the Company’s Bylaws, and his compensation shall be determined according to this Board’s guidelines, as per CODEC Report no. 001/2007, and the receipt thereof shall be subject to the compliance with the conditions provided for in CODEC Report no. 116/2004; said Member of the Board may also be entitled to an occasional premium, pursuant to CODEC Report no. 150/2005, and to the pro rata temporis compensation referred to in CODEC Report no. 057/2003 and article of CODEC Resolution no. 01/91. The Chairman then presented item “II” of the Agenda, “To authorize and establish the conditions of three

(3) private issues of simple secured debentures non-convertible into shares for subscription by the Brazilian Development Bank (“BNDES”) and by BNDES Participações S.A. BNDESPar, in the total amount of eight hundred twenty-six million, one hundred ten thousand reais (R$826,110,000.00), divided by three issues of two hundred seventy-five million, three hundred seventy thousand reais (R$275,370,000.00) . The Company shall issue up to three hundred (300) debentures at the unit nominal amount of two million, seven hundred fifty-three thousand, seven hundred reais (R$2,753,700.00)”, and recorded the presence of the Funding and Investor Relations Superintendent, Mario Azevedo de Arruda Sampaio, accompanied by the Department Managers Mss. Marília Paiva de Almeida and Angela Beatriz Airoldi. Resuming the floor, the State Attorney Olavo José Justo Pezzotti, based on the aforementioned CODEC Report no. 171/2009, pointed out that the motion was discussed by the Company’s Board of Executive Officers, supported by the opinion of the Legal Counsel, who also evaluated the matter of the required rendering of guarantee, and submitted to the analysis of the Board of Directors, who approved said motion by unanimous vote and proposed calling the Extraordinary General Meeting. The Fiscal Council issued an opinion as set forth by article 163, Item III, of the Brazilian Corporate Law, analyzing the matter and taking into consideration the clarifications provided, and ultimately recommending that the matter be resolved by the General Meeting. The Brazilian Corporate Law dedicates an entire chapter to the aforementioned matter, beginning in Article 52, and Article 60 sets forth the limit for the issues, which cannot exceed the Company's capital stock. SABESP’s capital stock is R$6,203,688,565.23, and, as mentioned previously, the total amount to be subscribed is R$826,110,000.00, divided into three (3) issues of R$275,370,000.00. As in the present case the BNDES demands that the debentures be secured in order to prevent them from reaching the limits imposed by the Brazilian Monetary Council and thus compromising part of the Company’s assets, it is essential that the General Meeting resolve on the matter to determine, pursuant to Article 59 of the Brazilian Corporate Law: (i) the amount of the issue or the criteria for determining the limit thereof, and its division into series, if any; (ii) the number and nominal amount of the debentures; (iii) the guarantees; (iv) the monetary adjustment conditions, if any; (v) whether or not the debentures are convertible into shares;

(vi) the time and conditions for maturity, amortization or redemption of debentures; (vii) the time and conditions for payment of interest, profit sharing and refund premiums, if any; and (viii) the subscription or placement method and the type of debentures. The Company hereby clarifies that it shall issue up to three hundred (300) debentures with nominal amount of two million, seven hundred fifty-three thousand seven hundred reais (R$2,753,700.00) each, and that each issue shall be subdivided into three series, namely: 1st series: R$77,103,600.00 – BNDES; 2nd series: R$82,611,000.00 – BNDESPar; and 3rd series: R$115,655,400.00 – BNDES; the 1st issue is scheduled for November 15, and the scheduling method allows reconciling the issues with the Company’s investment plan. The Decentralized Institutions and Electronic Contracting Coordination Office (CEDC) states that the private issue of securities - even though in the present case it is not subject to registration, since said securities are not admitted for public trading on the primary or secondary market - depends on the prior agreement of the Brazilian Securities and Exchange Commission (CVM), as the Company is a government-controlled corporation, as per resolutions quoted thereby. Accordingly, SABESP submitted a copy of the letter addressed to CVM requesting said approval. The intended issues have the following main characteristics, pursuant to the legal requirements listed above; SABESP is the issuer and the subscribers are BNDES (1st and 3rd series) and BNDESPar (2nd series), as mentioned previously and as recorded in the Company's internal notices, Board of Executive Officers’ Resolution and minutes of the Board of Directors that approved them. Thus, considering that the motion was accepted by the Company’s administration bodies, as stated previously, by means of Board of Executive Officers' Resolution no. 318/2009 and Board of Directors' report of September 24 of this year, and that the Fiscal Council Report, issued on a meeting also held on September 24, was favorable thereto, and also considering the favorable opinion of the Finance and Planning State Office on the budget aspects, and that of CEDC on the financial aspects, in addition to the opinion of that State Office’s Funding Department, which, presenting a comparison between this and other funding methods, does not oppose the operation. The Chairman then presented the motion of the shareholder São Paulo State Finance Office for voting, and, after the contrary votes and respective abstentions had been recorded, the shareholders approved by majority vote to authorize and establish the conditions of three (3) private issues of simple secured debentures non-convertible into shares for subscription by the Brazilian National Development Bank (“BNDES”) and BNDES Participações S.A. - BNDESPar, in the total amount of eight hundred twenty–six million, one hundred ten thousand reais (R$826,110,000.00), divided by three issues of two hundred seventy-five million, three hundred seventy thousand reais (R$275,370,000.00) . The Company shall issue up to three hundred (300) debentures with unit nominal amount of two million, seven hundred fifty-three thousand seven hundred reais (R$2,753,700.00), under the following conditions:

1. Total amount of each Issue: The total amount of each issue is two hundred seventy-five million, three hundred seventy thousand reais (R$275,370,000.00);

2. Issue Dates: The date of each of the three (3) issues of debentures shall always be on the fifteenth (15th) day of the month when said issue is scheduled to take place; the issue dates shall not be scheduled in coinciding months of different years;

3. Issue Number: The ordinal number designating each of the three (3) Issues shall follow the number sequence of debenture issues conducted by the Company;

4. Series’ Number and Amount: Each of the three (3) Issues shall be conducted in three (3) series; the First Series of each Issue shall be in the amount of seventy-seven million, one hundred three thousand, six hundred reais (R$77,103,600.00), the Second Series of each Issue in the amount of eighty-two million, six hundred eleven thousand reais (R$82,611,000.00), and the Third Series of each Issue in the amount of one hundred fifteen million, six hundred fifty-five thousand, four hundred reais (R$115,655,400.00);

5. Unit Nominal amount: Each debenture of each one of the three (3) Issues shall have the Unit Nominal Amount of two million, seven hundred fifty-three thousand, seven hundred reais (R$2,753,700.00) on the Issue Date of each of the Issues;

6. Number of Debentures: The Company shall issue up to one hundred (100) debentures in each of the three (3) Issues, totaling up to three hundred (300) debentures; the First Series of each Issue shall be composed of twenty-eight (28) debentures, the Second Series of each Issue shall be composed of thirty (30) debentures, and the Third Series of each Issue shall be composed of forty-two (42) debentures;

7. Type: The debentures in the three (3) Issues shall be secured by the irrevocable and unrestricted fiduciary assignment to BNDES and BNDESPar of part of the Company’s monthly tariff collection originating from the tariff charged for the water supply and sewage collection and treatment, pursuant to the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed, in an amount corresponding to fifty million reais (R$50,000,000.00) adjusted annually according to the Extended Consumer Price Index (IPCA), and the guarantee in question shall serve to secure the three (3) issues and be the subject matter of the “Agreement for Fiduciary Assignment of Credit Rights and Other Covenants” to be executed between the Company, BNDES, BNDESPar and a prime financial institution in the capacity of Depositary Bank; the aforementioned agreement shall also formalize the fiduciary assignment of all the credit rights held by the Company against the Depositary Bank regarding the deposits made and to be made in the "Blocked Account", as defined in said agreement;

8. Characteristics: The debentures shall be simple and registered, non-convertible into Company’s shares;

9. Term for formalizing the Issues: the indenture formalizing the first Issue shall be executed within six (6) months as of the date of execution of the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed between SABESP, BNDES and BNDESPar, and the indentures formalizing the other Issues shall be executed within fifty-five (55) months of said date;

10. Term of Effectiveness: Each Issue’s First and Third Series debentures shall be effective for one hundred thirty-two (132) months, and each issue's Second Series debentures shall be effective for one hundred thirty-three (133) months, as of the respective Issue Date;

11. Amortization: Each Issue’s First and Third Series debentures shall be amortized in ninety-six (96) monthly installments following the thirty-six (36) month grace period, as of the respective Issue Date, and each Issue’s Second Series debentures shall be amortized in eight (8) annual installments following the thirty-seven (37) month grace period, as of the respective Issue Date;

12. Compensatory Interest: (a) the First and Third Series debentures of each of the three (3) Issues shall pay interest, as of their respective Issue Dates, of one and ninety-two hundredths percent (1.92%) per year above the Long-Term Interest Rate (TJLP), disclosed by the Central Bank, according to the calculation method used by BNDES and included in the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed; (b) the Second Series debentures of each of the three (3) Issues shall pay interest, as of their respective Issue Dates, of one and ninety-two hundredths percent (1.92%) per year above the reference rate disclosed by BNDES and/or BNDESPar in force on the debentures’ issue date, which shall correspond to the average cost of fundings, not bound to onlending under specific conditions, as well as derivative instruments of BNDES and BNDESPar pegged to the Extended Consumer Price Index (“IPCA”), including all the taxes, contributions, commissions and expenses directly levied on these operations, in the calendar quarter immediately prior to the month when the aforementioned interest rate is calculated; also, the Unit Nominal Amount of Second Series debentures of each of the three (3) Issues shall be restated according to the IPCA variation, determined and disclosed by the Brazilian Institute of Geography and Statistics (IBGE) as of their respective Issue Date, calculated pro rata temporis per business days up to the date of each payment, and shall make use of the calculation method included in the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed;

13. Compensatory Interest Payment Method: (a) the compensatory interest paid by the First and Third Series debentures of each of the three (3) Issues shall be paid quarterly during the thirty-six (36) month grace period, as of the respective Issue Date; immediately after said grace period is over, the aforementioned interest shall be paid monthly, along with the debentures’ amortization installments, and upon maturity of settlement of the debt; (b) the compensatory interest paid by the Second Series of each of the three (3) Issues shall be paid annually, always on the fifteenth (15th) day of the month when it becomes payable; the first payment shall be made in the thirteenth month immediately following the respective Issue Date, and the last payment shall be made in the one hundred thirty-third immediately following the respective Issue Date, with a minimum period of twelve (12) months between each interest payment. During the amortization period and upon maturity or settlement of the debt, interest shall be paid along with said debentures' amortization installments;

14. Subscription and Payment: The subscription of debentures shall be formalized through signing the respective subscription lists; the payment shall be made in domestic currency, and no certificates representing the debentures shall be issued;

15. Subscription price: The subscription price of the debentures of each of the three (3) Issues shall be equivalent to their Nominal Amount plus the Compensatory Interest of debentures calculated pro rata temporis as of the respective Issue Date up to the date of effective subscription and payment, minus the interest, amortization, redemption or any other financial events provided for in the respective indenture for this period and paid cash upon subscription; the Unit Nominal Amount of Second Series debentures shall be restated according to the provisions in item 12 above;

16. Placement: Private placement upon BNDES’s exclusive subscription of First and Third Series debentures of each of the three (3) Issues, and BNDESPar’s exclusive subscription of Second Series debentures of each of the three (3) Issues;

17. Early Maturity: In addition to the cases provided for in Articles 39 and 40 of the “Provisions Applicable to BNDES Agreements” the following events are deemed as early maturity and are therefore subject to debenture holders’ representation of early maturity of debentures referring to the three (3) Issues, and to the immediate payment by the Company of the debt referring to the debentures’ outstanding balance plus interest and other charges: a) the repeated protest of notes against the Company that may jeopardize the solvency thereof; b) court-supervised or out-of-court reorganization petitioned by the Company; c) adjudication of bankruptcy or liquidation of the Company; d) any noncompliance with an obligation provided for in the Indentures that has not been remedied within thirty (30) days as of receipt of written notice sent by Debenture Holders; e) early maturity of any debt of the Company due to contractual default, the amount of which may come to harm in any way the Company’s compliance with the obligations provided for in the Indentures that formalize the Issues; f) the inclusion in a corporate agreement or the Company’s Bylaws of a provision whereby a special quorum is required for resolution or approval of matters that limit or constrain the Company’s control by its respective controlling shareholder, or, also, the inclusion in said documents of a provision that entails: (i) restrictions on the Company's growth capacity or its technological development; (ii) restrictions on the Company's access to new markets; or (iii) restrictions on or impairment of the Company's ability to pay the financial obligations resulting from this operation; g) reduction in the Company's staff without complying with sub-item 12.2 of item 12 of Clause Four of the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed; h) final and unappealable conviction for the Company’s acts that violate the legislation governing race or gender discrimination, child labor or slave labor; i) noncompliance with the obligation set forth in sub-item 12.4 of item 12 of Clause Four of the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed, without the establishment of additional guarantees pursuant to sub-item 12.6 of item 12 of Clause Four of the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed; j) noncompliance with the obligation set forth in sub-item 12.7 of item 12 of Clause Four of the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed; k) should the representations to be made by the Company in the Indentures that formalize the Issues be false or misleading, or, also, materially incorrect or incomplete;

18. Early Amortization: The partial or total early amortization of the subscribed debentures, when authorized by the BNDES and/or BNDESPar, shall be conducted by the Company, always jointly, with due regard for the proportion existing between the outstanding balances of the First, Second, and Third Series debentures of all the Issues, and in compliance with the conditions set forth in the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed;

19. Purpose: the proceeds resulting from the subscription of debentures shall be allocated exclusively to the Company’s Investment Plan addressing the water supply and sewage collection and treatment systems, comprised of the following projects: Water Treatment Station (ETA) Rio Grande; Northern Coast of the State; Paraíba and Mantiqueira Valleys; Piracicaba-Capivari-Jundiaí basin (PCJ); and Loss Reduction Program;

20. Special Obligations: Among other special obligations to be complied with by the Company pursuant to the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed and that shall be provided for in the Indentures of each of the three (3) Issues, the Company shall comply with the following obligations: a) comply, when applicable, with the “PROVISIONS APPLICABLE TO BNDES AGREEMENTS”, approved by Resolution 665, of December 10, 1987, partially amended by Resolution 775, of December 16, 1991, by Resolution 863, of March 11, 1996, by Resolution 878, of September 4, 1996, by Resolution 894, of March 6, 1997, by Resolution 927, of April 1, 1998, by Resolution 976, of September 24, 2001, and by Resolution 1,571, of March 4, 2008, all issued by BNDES's Board of Executive Officers, published in the Official Federal Gazette (Section I) of December 29, 1987, December 27, 1991, April 8, 1996, September 24, 1996, March 19, 1997, April 15, 1998, October 31, 2001 and March 25, 2008, respectively; the “PROVISIONS APPLICABLE TO BNDES AGREEMENTS” are an integral and inseparable part of the Indentures that formalize the Issues, for all legal purposes; b) during the entire term of effectiveness of the debentures and up to their final maturity, to maintain the following indices: (i) EBITDA/NOR: Equal to or above thirty-eight percent (38%); (ii) EBITDA/Financial Expenses: Equal to or above two and thirty-five hundredths (2.35); and (iii) Net Bank Debt/EBITDA: Equal to or below three and sixty-five hundredths (3.65), of which EBITDA: Earnings before Interest, Taxes, Depreciation and Amortization; NOR: Net Operating Revenue; and Net Bank Debt: Bank Debt – Available Funds; the Company’s noncompliance with the financial indices shall be characterized when occurring for at least two (2) consecutive quarters, or, also, for two (2) non-consecutive quarters within a twelve-month period, based on the Company’s mandatory quarterly financial statements, duly reviewed by independent auditors registered with the Brazilian Securities and Exchange Commission; c) in the event of noncompliance with the obligation set forth in sub-item “b” above (maintenance of financial indices), and/or in the event that the Company does not reach the monthly amount of R$50,000,000.00 of the fiduciary assignment mentioned in item 7 above, the Company shall render additional guarantees within ninety (90) days as of receiving the written notice sent by Debenture Holders, and said additional guarantees must be accepted by said Debenture Holders.

The Chairman then presented “item III” of the Agenda, “To determine the conditions applicable to the first of the three (3) issues of Debentures pursuant to item (II) above” for discussion, offering the floor to the representative of the shareholder São Paulo State Finance Office, State Attorney Olavo José Justo Pezzotti, who, based on the aforementioned CODEC Report no. 171/2009, moved to accept the determination of the conditions applicable to the first of the three (3) Debenture Issues pursuant to the documents supporting the vote recorded herein. The Chairman presented the motion of the shareholder São Paulo State Finance Office for voting, and, after the abstentions and contrary votes had been recorded, the attending members approved by majority vote “To determine the conditions applicable to the first of the three (3) issues of Debentures pursuant to item (II) above”, as follows: (“First” Issue):

1. Issue’s Total Amount: The total amount of the “First” issue is two hundred seventy-five million, three hundred seventy thousand reais (R$275,370,000.00);

2. Issue Date: For all purposes the Issue Date of the “First” Issue debentures shall be November 15, 2009;

3. Issue Number: The ordinal number designating the “First” Issue shall follow the number sequence of debenture issues conducted by the Company;

4. Series’ Number and Amount: the “First” Issue shall be conducted in three (3) series, of which the First Series shall be in the amount of seventy-seven million, one hundred three thousand, six hundred reais (R$77,103,600.00), the Second Series in the amount of eighty-two million, six hundred eleven thousand reais (R$82,611,000.00), and the Third Series in the amount of one hundred fifteen million, six hundred fifty-five thousand, four hundred reais (R$115,655,400.00);

5. Unit Nominal Amount: Each debenture of the “First” Issue shall have the Unit Nominal amount of two million, seven hundred fifty-three thousand, seven hundred reais (R$2,753,700.00) on the Issue Date;

6. Number of Debentures: The Company shall issue up to one hundred (100) debentures in the “First” Issue, of which the First Series shall be composed of twenty-eight (28) debentures, the Second Series of each Issue shall be composed of thirty (30) debentures, and the Third Series of each Issue shall be composed of forty-two (42) debentures;

7. Type: The debentures of the “First” Issue shall be secured by the irrevocable and unrestricted fiduciary assignment to BNDES and to BNDESPar of part of the Company’s monthly tariff collection originating from the tariff charged for the water supply and sewage collection and treatment, pursuant to the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed, in an amount corresponding to fifty million reais (R$50,000,000.00) adjusted annually according to the Extended Consumer Price Index (IPCA), and the guarantee in question shall serve to secure the three (3) Issues, pursuant to the “Agreement for Fiduciary Assignment of Credit Rights and Other Covenants” to be executed between the Company, BNDES, BNDESPar and a prime financial institution in the capacity of Depositary Bank; the aforementioned agreement shall also formalize the fiduciary assignment of all the credit rights held by the Company against the Depositary Bank regarding the deposits made and to be made in the "Blocked Account", as defined in said agreement;

8. Characteristics: The debentures shall be simple and registered, non-convertible into Company’s shares;

9. Term of Effectiveness and Final Maturity: The First and Third Series debentures of the “First” Issue shall be effective for one hundred thirty-two (132) months as of the Issue Date, and the final maturity thereof shall be on November 15, 2020, and the Second Series debentures of the “First” Issue shall be effective for one hundred thirty-three (133) months as of the Issue Date, and the final maturity thereof shall be on December 15, 2020;

10. Amortization and Amortization Payment Dates: The First and Third Series debentures of the “First” Issue shall be amortized in ninety-six (96) monthly installments following the thirty-six (36) month grace period, as of the Issue Date, and the Second Series debentures of the “First” Issue shall be amortized in eight (8) annual installments following the thirty-seven (37) month grace period, as of the Issue Date; the payment of the first amortization installment for the First and Third Series debentures shall be made on December 15, 2012 and on each December 15 thereafter up to the last amortization installment, to be paid on December 15, 2020, and the payment of the first amortization installment for the Second Series debentures shall be made on December 15, 2013, and on each December 15 thereafter up to the last amortization installment, to be paid on December 15, 2020;

11. Compensatory Interest: (a) the First and Third Series debentures of each of the “First” Issue shall pay interest, as of the Issue Date, of one and ninety-two hundredths percent (1.92%) per year above the Long-Term Interest Rate (TJLP), disclosed by the Central Bank, according to the calculation method used by BNDES and included in the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed; (b) the Second Series debentures of each of the three (3) Issues shall pay interest, as of their respective Issue Dates, of one and ninety-two hundredths percent (1.92%) per year above the reference rate disclosed by BNDES and/or BNDESPar in force on the debentures’ issue date, which shall correspond to the average cost of fundings, not bound to onlending under specific conditions, as well as derivative instruments of BNDES and BNDESPar pegged to the Extended Consumer Price Index (“IPCA”), including all the taxes, contributions, commissions and expenses directly levied on these operations, in the calendar quarter immediately prior to the month when the aforementioned interest rate is calculated; also, the Unit Nominal Amount of the Second Series debentures of each of the three (3) Issues shall be restated according to the IPCA variation, determined and disclosed by the Brazilian Institute of Geography and Statistics (IBGE) as of their respective Issue Date, calculated pro rata temporis per business days up to the date of each payment, and shall make use of the calculation method included in the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed;

12. Compensatory Interest Payment Method: (a) the compensatory interest paid by the First and Third Series debentures of the “First” Issue shall be paid quarterly, on the fifteenth (15th) day of the months of February, May, August, and November of each year during the period between November 15, 2009 and November 15, 2012; as of and including December 15, 2012 and upon maturity or settlement of the debt, the aforementioned compensatory interest shall be paid monthly, along with the debentures’ amortization installments; (b) the compensatory interest paid by the Second Series of the "First" Issue shall be paid annually, always on the fifteenth (15th) day of the month when it becomes payable; the first payment shall be made on December 15, 2010, and the last payment shall be made on December 15, 2020, with a minimum period of twelve (12) months between each interest payment. During the amortization period and upon maturity or settlement of the debt, interest shall be paid along with said debentures' amortization installments;

13. Subscription and Payment: The subscription of debentures shall be formalized through signing the respective subscription lists; the payment shall be made in domestic currency, and no certificates representing the debentures shall be issued;

14. Subscription price: The subscription price of debentures of the “First” Issue shall be equivalent to their Nominal Amount plus the Compensatory Interest of the respective debentures calculated pro rata temporis as of the respective Issue Date up to the date of effective subscription and payment, minus the interest, amortization, redemption or any other financial events provided for in the respective indenture for this period and paid cash upon subscription; the Unit Nominal amount of Second Series debentures shall be restated according to the provisions in item 11 above;

15. Placement: Private placement upon BNDES’s exclusive subscription of First and Third Series debentures of the “First” Issue, and BNDESPar’s exclusive subscription of Second Series debentures of the “First” Issue;

16. Place of Payment: At the Debenture Holders’ headquarters;

17. Early Maturity: In addition to the cases provided for in Articles 39 and 40 of the “Provisions Applicable to BNDES Agreements” the following events are deemed as early maturity and are therefore subject to debenture holders’ representation of early maturity of debentures regarding the “First” Issue and to the immediate payment by the Company of the debt referring to the outstanding balance of debentures plus interest and other charges: a) the repeated protest of notes against the Company that may jeopardize the solvency thereof; b) court-supervised or out-of-court reorganization petitioned by the Company; c) adjudication of bankruptcy or liquidation of the Company; d) any noncompliance with an obligation provided for in the Indenture that has not been remedied within thirty (30) days as of receipt of written notice sent by Debenture Holders; e) early maturity of any debt of the Company due to contractual default, the amount of which may come to harm in any way the Company’s compliance with the obligations provided for in the Indenture; f) the inclusion in a corporate agreement or the Company’s Bylaws of a provision whereby a special quorum is required for resolution upon or approval of matters that limit or constrain the Company’s control by its respective controlling shareholder, or, also, the inclusion in said documents of a provision that implies:(i) restrictions on the Company's growth capacity or its technological development; (ii) restrictions on the Company's access to new markets; or (iii) restrictions on or impairment of the Company's ability to pay the financial obligations resulting from this operation; g) reduction in the Company's staff without complying with sub-item 12.2 of item 12 of Clause Four of the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed; h) final and unappealable conviction for the Company’s acts that violate the legislation governing race or gender discrimination, child labor or slave labor; i) noncompliance with the obligation set forth in sub-item 12.4 of item 12 of Clause Four of the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed, without the establishment of additional guarantees pursuant to sub-item 12.6 of item 12 of Clause Four of the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed; j) noncompliance with the obligation set forth in sub-item 12.7 of item 12 of Clause Four of the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed; k) should the representations to be made by the Company in the Indentures that formalize the Issues be false or misleading, or, also, materially incorrect or incomplete.

18. Early Amortization: The partial or total early amortization of the subscribed debentures, when authorized by the BNDES and/or BNDESPar, shall be conducted by the Company, always jointly, with due regard for the proportion existing between the outstanding balances of the First, Second, and Third Series debentures of all the Issues, and in compliance with the conditions set forth in the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed;

19. Purpose: the proceeds resulting from the debenture subscription shall be allocated exclusively to the ISSUER’s Investment Plan addressing the water supply and sewage collection and treatment systems, comprised of the following projects: Water Treatment Station (ETA) Rio Grande; Northern Coast of the State; Paraíba and Mantiqueira Valleys; Piracicaba-Capivari-Jundiaí basin (PCJ); and Loss Reduction Program;

20. Special Obligations: Among other special obligations to be complied with by the Company pursuant to the “Commitment Agreement for Subscription of Simple Debentures in Private Issues” to be executed and that shall be provided for in the Indenture of the “First” Issue, the Company shall comply with the following obligations: a) comply, when applicable, with the “PROVISIONS APPLICABLE TO BNDES AGREEMENTS”, approved by Resolution 665, of December 10, 1987, partially amended by Resolution 775, of December 16, 1991, by Resolution 863, of March 11, 1996, by Resolution 878, of September 4, 1996, by Resolution 894, of March 6, 1997, by Resolution 927, of April 1, 1998, by Resolution 976, of September 24, 2001, and by Resolution 1,571, of March 4, 2008, all issued by BNDES's Board of Executive Officers, published in the Official Federal Gazette (Section I) of December 29, 1987, December 27, 1991, April 8, 1996, September 24, 1996, March 19, 1997, April 15, 1998, October 31, 2001 and March 25, 2008, respectively; the “PROVISIONS APPLICABLE TO BNDES AGREEMENTS” are an integral and inseparable part of the Indentures that formalize the Issues, for all legal purposes; b) during the entire term of effectiveness of the debentures and up to their final maturity, to maintain the following indices: (a) EBITDA/NOR: Equal to or above thirty-eight percent (38%); (b) EBITDA/Financial Expenses: Equal to or above two and thirty-five hundredths (2.35); and (c) Net Bank Debt/EBITDA: Equal to or below three and sixty-five hundredths (3.65), of which (a) EBITDA: Earnings before Interest, Taxes, Depreciation and Amortization; (b) NOR: Net Operating Revenue; and (c) Net Bank Debt: Bank Debt – Available Funds; the Company’s noncompliance with the financial indices shall be characterized when it occurs for at least two (2) consecutive quarters, or, also, for two (2) non-consecutive quarters within a twelve-month period, based on the Company’s mandatory quarterly financial statements, duly reviewed by independent auditors registered with the Brazilian Securities and Exchange Commission; c) in the event of noncompliance with the obligation set forth in sub-item “b” above (maintenance of financial indices), and/or in the event that the Company does not reach the monthly amount of R$50,000,000.00 of the fiduciary assignment mentioned in item 7 above, the Company shall render additional guarantees within ninety (90) days as of receiving the written notice sent by Debenture Holders, and said additional guarantees must be accepted by said Debenture Holders.

The Chairman then presented “item IV” of the Agenda, “To empower the Board of Directors to resolve on the determination and possible changes in the conditions referred to in items VI through VIII of Article 59 of Law 6404/76, regarding the three (3) issues of debentures, as per item (II) above, as well as on the occasion for the issues”. The floor was offered to the representative of the shareholder São Paulo State Finance Office, State Attorney Olavo José Justo Pezzotti, who, based on the aforementioned CODEC Report no. 171/2009, and considering that item II above had already been approved by this Shareholders’ Meeting, moved to authorize the Board of Directors to adopt the appropriate measures, with due regard for the fact that the performance of acts related to the operation shall always respect the applicable legislation. The motion was discussed and voted on, and the attending shareholders approved by majority vote “To empower the Board of Directors to resolve on the determination and possible changes in the conditions referred to in items VI through VIII of Article 59 of Law 6404/76, regarding the three (3) issues of debentures, as per item (II) above, as well as on the occasion for the issues”; The Chairman proceeded by presenting item “V” of the Agenda, “To authorize the Company to practice any acts, with due regard to legal and statutory provisions, related to the three (3) debenture issues, particularly to the execution of the “Commitment Agreement for Subscription of Simple Debentures in Private Issues”, the “Agreement for Fiduciary Assignment of Credit Rights and Other Covenants” and the “Issue Indentures”, for discussion. State Attorney Olavo José Justo Pezzotti, based on the aforementioned CODEC Report no. 171/2009, expressed his opinion in favor of authorizing the Company to practice any acts related to the three (3) debenture issues, particularly the execution of the Agreements and Indentures, with due regard for statutory provisions, pursuant to the applicable legislation. The motion was discussed and voted on, and the attending shareholders approved by majority vote “To authorize the Company to practice any acts, with due regard to legal and statutory provisions, related to the three (3) debenture issues, particularly to the execution of the “Commitment Agreement for Subscription of Simple Debentures in Private Issues”, the “Agreement for Fiduciary Assignment of Credit Rights and Other Covenants” and the “Issue Indentures”. There being no other manifestation, the Chairman requested that the shareholders’ votes be recorded in the minutes, as per representations attached to the proceedings of the respective Meeting. Voting was as follows: Ms. Fany Andrade G. Carvalho, a Brazilian citizen, separated, Identity Card (RG) no. 328.257.801, representing the shareholder The Bank Of New York, whose power-of-attorney was certified by the presiding board and registered under number 1, recorded the following vote: regarding item I of the agenda, 9,823,910 in favor of approval, 14,874,092 against approval, and 3,966,062 abstentions; item II 27,777,240 in favor of approval, 90,812 against approval, and 796,012 abstentions; item III 27,778,424 in favor of approval, 94,078 against approval, and 796,012 abstentions;

item IV 27,793,966 in favor of approval, 71,832 against approval, and 798,266 abstentions; and item V 27,823.438 in favor of approval, 95,804 against approval, and 750,822 abstentions. Afterwards, Mr. Anderson Carlos Koch, a Brazilian citizen, single, registered at the Brazilian Bar Association (OAB/SP) under number 282.288, representing the shareholders whose powers-of-attorney were certified by the presiding board and registered under number 2, voted against item I, except for the New World Fund Inc., which voted in favor of item I, and Japan Trustee Services Bank, Ltd. in the capacity of Trustee of Sumitomo Trust & Banking Co., Ltd., in the capacity of Trustee of Morgan Stanley all Country Active Equity Mother Fund, which abstained from voting, and, regarding items II, III, IV and V, all voted in favor thereof; power-of-attorney number 3 recorded the following vote: Regarding item I, against it, except for the following shareholders: Caisse de Depot Et Placement Du Quebec, College Retirement Equities Fund and Excel Latin America fund, who abstained from voting, and the following shareholders: John Hancock Trust Intern Equity index Trust B, GMO Mean Reversion Fund (Onshore), A Series of GMO, The Brazil MSCI em MKTS Index Common Trust FU, Emerging Markets Strategic Insights Non-Lendable Fund, Geut Emerging Equity Passive 1, IBM Savings Plan, SPDR S&P Emerging Latin America ETF, SPDR S and P Emerging Markets ETF, State St B And T C Inv F F T E Retir Plans, State Street Emerging Markets, The Master T B Of Japan Ltd RE MTBC400035147, County Employees Annuity And Benefit Fd Of The Cook County, John Hancock Funds II Internacional Equity Index Fund, John Hancock Trust Intern Equity Index Trust A, The Texas Education Agency, ABU Dhabi Retirement Pensions And Benefits Fund, Rare Series Emerging Markets Fund, Monetary Authority Of Singapore, Prudential Retirem Insurance And Annuity Comp, Ishares MSCI Brazil (Free) Index Fund, Barclays Global Investors NA, BGI Emerging Markets Strategic Insights Fund Ltd, Emerging Markets Sudan Free Equity Index Fund, Emerging Markets Index Fund E, State Of California Public Employees Ret Sys, Ford Motor Company Of Canada, Limited Pension Trus, Eaton Vance Collective Investment Trust For Employee Benefit Plans – Emerging Markets Equity Fund, The State Teachers Retirement System Of Ohio, Wellington Trust Company N.A., GMO Trust On Behalf Of GMO Emerging Countries Fund and Lincoln Variable I P T – L S Emer Markets 100 Fund, who voted in favor thereof; regarding items II, III, IV e V, all voted in favor thereof, except for Eaton Vance Collective Investment Trust for Employee Benefit Plans – Emerging Markets Equity fund, who voted against item II. The Chairman then thanked all those in attendance and declared the Extraordinary General Meeting adjourned, determining that these minutes be drawn up, which, after being read and found to be in compliance, were signed by the Chairman and the Secretary of the Presiding Board and by all attending shareholders, who constitute the majority required for the resolutions taken herein.

ATTENDANCE: The member of the Board of Directors Humberto Rodrigues da Silva, the representative of the shareholder São Paulo State Finance Office, State Attorney Olavo José Justo Pezzotti, the member of the Company’s Fiscal Council Sandra Maria Giannella, Mr. Anderson Carlos Koch and Mss. Fany Andrade G. Carvalho and Marli Soares da Costa attended the meeting. DOCUMENTS FILED at the Company’s General Office – PPS.

São Paulo, October 29, 2009.

HUMBERTO RODRIGUES DA SILVA	OLAVO JOSÉ JUSTO PEZZOTTI
Chairman	For the São Paulo State Finance Office

MARLI SOARES DA COSTA	FANY ANDRADE G. CARVALHO
Secretary

ANDERSON CARLOS KOCH

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: January 19, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.